

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
May 8, 2008

Media Contact: Clay Anderson
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports First-Quarter 2008 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported first quarter 2008 consolidated earnings of $99.2 million, or 49 cents per share, compared to $51.6 million, or 27 cents per share, in the first quarter of 2007. There were no special items in the first quarter of 2008 or the first quarter of 2007. The weighted average number of basic shares outstanding for the first quarter of 2008 was 200.7 million compared to 192.3 million for the first quarter of 2007.

The earnings increase for the first quarter of 2008 as compared to the 2007 quarter was driven by improved performance across the businesses. Higher Power Delivery earnings resulted from the impact of the Maryland distribution base rate orders issued in June 2007 and the District of Columbia base rate order issued in January 2008, higher network transmission revenue, and a favorable income tax adjustment, partially offset by lower weather related kWh sales and higher operation and maintenance expenses. Conectiv Energy realized higher earnings primarily due to opportunities resulting from its generating units' operating flexibility and dual-fuel capability, firm natural gas transportation and storage positions, and fuel hedges, coupled with increasing fuel prices and volatility. Higher capacity prices and new default supply contracts with utilities in the New England market also contributed to the increase in earnings. Higher Pepco Energy Services earnings were due to more favorable congestion costs, higher capacity prices, and higher electric delivery volumes.

"Our strong performance this quarter demonstrates the strategic value of our integrated portfolio of businesses as we benefited from the operating flexibility of our generating fleet, our constructive regulatory outcomes, and the continued strength of our retail business," said Dennis R. Wraase, Chairman and Chief Executive Officer. "Conectiv Energy had an outstanding quarter. Our generating assets, natural gas storage, and pipeline capacity enabled us to capitalize on short-term power and fuel price volatility, driving operating income up 121% over the first quarter of last year." He added, "In addition to seeing the positive impacts of our distribution rate cases in Power Delivery's results, our 'Blueprint for the Future' initiative recently reached another important milestone with the approval of our demand response programs in Maryland. At Pepco Energy Services, we saw 14% electric sales growth reflecting our continued expansion into new markets. For the remainder of 2008, we will remain focused on executing our business plan and building on our strong first quarter results."

First-Quarter Highlights

<u>**Operations**</u>

- Power Delivery electric sales were 12,120 gigawatt hours (GWhs) in the first quarter of 2008 compared to 12,557 GWhs for the same period last year. Heating degree days (electric service territory) decreased by 9% for the three months ended March 31, 2008, compared to the same period in 2007. Weather-adjusted electric sales were 12,280 GWhs in the first quarter of 2008 compared to 12,425 GWhs for the same period last year.

- Conectiv Energy's gross margin from Merchant Generation and Load Service was $115.0 million in the first quarter of 2008, compared to $63.9 million in the first quarter of 2007. The increase resulted primarily from opportunities resulting from its generating units' operating flexibility and dual-fuel capability, firm natural gas transportation and storage positions, and fuel hedges, coupled with increasing fuel prices and volatility. Higher capacity prices and new default supply contracts with utilities in the New England market were also positive factors.

- Conectiv Energy's total generation output was 948 GWhs in the first quarter of 2008 compared to 1,018 GWhs in the first quarter of 2007. The decrease was driven primarily by lower oil unit run time.

- Pepco Energy Services' gross margin from Retail Energy Supply was $22.8 million in the first quarter of 2008, compared to $7.0 million in the first quarter of 2007. The increase resulted primarily from more favorable congestion costs, higher capacity prices, and higher electric delivery volumes.

- Pepco Energy Services had retail electric sales of 4,766 GWhs in the first quarter of 2008, compared to 4,196 GWhs in the first quarter of 2007. This 14% increase primarily reflects the acquisition of additional commercial and industrial customer loads.

<u>**Regulatory Matters**</u>

- On April 18, 2008, the Maryland Public Service Commission issued orders approving the Pepco and Delmarva Power proposed demand response programs in connection with the "Blueprint for the Future" initiatives. The orders authorize cost recovery through surcharge mechanisms and provide for incentives.

- On March 18, 2008, Atlantic City Electric, Delmarva Power, and Pepco filed for a 150 basis point return on equity "adder" for eight Regional Transmission Expansion Plan (RTEP) regional-benefit upgrades with an aggregate construction cost of $274 million.

- On Jan. 30, 2008, the District of Columbia Public Service Commission (DCPSC) issued an order in Pepco's base rate case. The order authorized a $28.3 million increase in electric distribution base rates annually, effective Feb. 20, 2008, and a 10.0% return on equity. The DCPSC supported the concept of

a Bill Stabilization Adjustment mechanism, which decouples revenues from kilowatt-hour sales, and opened a Phase II proceeding to address the DCPSC's authority to implement such a mechanism.

- On Jan. 2, 2008, Delmarva Power completed the sale of its Virginia distribution assets and substantially all of its Virginia transmission assets for an aggregate sales price of approximately $54.2 million, after closing adjustments. These sales resulted in a $1.8 million after-tax gain to Delmarva Power and eliminated Delmarva Power's obligation to provide default service in Virginia.

Further details regarding changes in consolidated earnings between 2008 and 2007 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss first quarter results on Friday, May 9 at 10 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-383-7998 before 9:55 a.m. The pass code for the call is 10330065. International callers may access the call by dialing 1-617-597-5329, using the same pass code, 10330065. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 53991432. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 53991432. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2008 / 2007

	1st Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2007 Net Income/(Loss) (GAAP) 1/	$ 0.17	$ 0.10	$ 0.01	$ 0.06	$ (0.07)	$ 0.27
Change from 2007 Net Income/(Loss)						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 2/	(0.02)	-	-	-	-	(0.02)
- Rate Orders Impact						
(Pepco MD/DC and Delmarva Power MD)	0.03	-	-	-	-	0.03
• Network Transmission	0.03	-	-	-	-	0.03
• Standard Offer Service Margin (Pepco/Delmarva Power)	0.02	-	-	-	-	0.02
• Depreciation/Amortization Rate Orders Impact						
(Pepco MD/DC and Delmarva Power MD)	0.03	-	-	-	-	0.03
• Operation & Maintenance	(0.02)	-	-	-	-	(0.02)
• Other, net	(0.03)	-	-	-	-	(0.03)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation & Load Service	-	0.16	-	-	-	0.16
- Energy Marketing	-	-	-	-	-	-
• Operating costs, net	-	(0.01)	-	-	-	(0.01)
Pepco Energy Services						
• Retail Energy Supply	-	-	0.04	-	-	0.04
• Energy Services	-	-	(0.01)	-	-	(0.01)
Other Non-Regulated						
• Financial investment portfolio	-	-	-	(0.02)	-	(0.02)
Capital Costs	-	-	-	0.01	-	0.01
Income Tax Adjustments	0.04	-	-	-	(0.01)	0.03
Dilution	(0.01)	(0.01)	-	-	-	(0.02)
2008 Net Income/(Loss) (GAAP) 3/	$ 0.24	$ 0.24	$ 0.04	$ 0.05	$ (0.08)	$ 0.49

1/   2007 weighted average number of basic shares outstanding was 192.3 million.

2/   The effect of weather in 2008 compared with the 20 year average weather is estimated to have decreased earnings by $.02 per share.

3/   2008 weighted average number of basic shares outstanding was 200.7 million.

SEGMENT INFORMATION

		Competitive Energy Segments				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
	Three Months Ended March 31, 2008 (Millions of dollars)					
Operating Revenue	$ 1,295.5	$ 822.7(b)	$ 620.7	$ 18.6	$ (116.6)	$ 2,640.9
Operating Expense (c)	1,190.7(b)	736.0	607.3	1.2	(117.2)	2,418.0
Operating Income	104.8	86.7	13.4	17.4	.6	222.9
Interest Income	5.9	.7	.4	1.0	(.9)	7.1
Interest Expense	48.4	6.3	.4	4.4	21.5	81.0
Other Income	4.3	.1	.5	(2.4)	.4	2.9
Preferred Stock Dividends	.1	-	-	.7	(.7)	.1
Income Taxes	19.1	32.8	5.3	1.3	(5.9)	52.6
Net Income (loss)	47.4	48.4	8.6	9.6	(14.8)	99.2
Total Assets	9,885.1	1,982.4	697.8	1,442.8	1,584.8	15,592.9
Construction Expenditures	$ 147.5	$ 15.5	$ 4.7	$ -	$ 3.2	$ 170.9

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(116.6) million for Operating Revenue, $(115.1) million for Operating Expense, $(16.1) million for Interest Income, $(15.4) million for Interest Expense, and $(.7) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $97.8 million for the three months ended March 31, 2008.

(c) Includes depreciation and amortization of $90.9 million, consisting of $76.6 million for Power Delivery, $9.2 million for Conectiv Energy, $2.8 million for Pepco Energy Services, $.5 million for Other Non-Regulated, and $1.8 million for Corp. & Other.

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other (a)	PHI Cons.
Operating Revenue	$ 1,275.1	$ 496.1 (b)	$ 509.9	$ 19.3	$ (121.6)	$ 2,178.8
Operating Expense (c)	1,180.9(b)	456.9	508.8	1.0	(121.4)	2,026.2
Operating Income	94.2	39.2	1.1	18.3	(.2)	152.6
Interest Income	1.8	1.2	.9	2.7	(3.3)	3.3
Interest Expense	45.5	8.4	1.3	9.2	20.2	84.6
Other Income	4.8	.1	3.3	3.3	.3	11.8
Preferred Stock Dividends	.1	-	-	.6	(.6)	.1
Income Taxes	22.0	13.1	1.4	3.7	(8.8)	31.4
Net Income (loss)	33.2	19.0	2.6	10.8	(14.0)	51.6
Total Assets	9,097.3	1,723.6	563.8	1,585.7	1,351.1	14,321.5
Construction Expenditures	$ 118.3	$ 5.9	$ 1.7	$ -	$ 1.1	$ 127.0

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(121.7) million for Operating Revenue, $(120.4) million for Operating Expense, $(20.9) million for Interest Income, $(20.3) million for Interest Expense, and $(.6) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $111.1 million for the three months ended March 31, 2007.

(c) Includes depreciation and amortization of $93.1 million, consisting of $78.1 million for Power Delivery, $9.3 million for Conectiv Energy, $2.9 million for Pepco Energy Services, $.5 million for Other Non-Regulated, and $2.3 million for Corp. & Other.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)

	Three Months Ended March 31,	
	2008	2007
	(Millions of dollars, except per share data)	
Operating Revenue		
Power Delivery	$ 1,295.5	$ 1,275.1
Competitive Energy	1,328.2	887.1
Other	17.2	16.6
Total Operating Revenue	2,640.9	2,178.8
Operating Expenses		
Fuel and purchased energy	1,817.5	1,477.0
Other services cost of sales	180.3	138.1
Other operation and maintenance	219.5	207.1
Depreciation and amortization	90.9	93.1
Other taxes	88.2	85.3
Deferred electric service costs	24.7	28.1
Gain on sale of assets	(3.1)	(2.5)
Total Operating Expenses	2,418.0	2,026.2
Operating Income	222.9	152.6
Other Income (Expenses)		
Interest and dividend income	7.1	3.3
Interest expense	(81.0)	(84.6)
(Loss) Income from equity investments	(2.1)	3.4
Other income	5.6	8.6
Other expenses	(.6)	(.2)
Total Other Expenses	(71.0)	(69.5)
Preferred Stock Dividend Requirements of Subsidiaries	.1	.1
Income Before Income Tax Expense	151.8	83.0
Income Tax Expense	52.6	31.4
Net Income	99.2	51.6
Retained Earnings at Beginning of Period	1,192.7	1,068.7
Cumulative Effect Adjustment Related to the Implementation of FIN 48	-	(7.4)
LTIP Dividend	(.1)	(.2)
Dividends Paid on Common Stock	(54.2)	(50.1)
Retained Earnings at End of Period	$ 1,237.6	$ 1,062.6
Earnings Per Share of Common Stock	$ .49	$ .27

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	March 31, 2008	December 31, 2007
	(Millions of dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 316.2	$ 55.1
Restricted cash	28.0	14.5
Accounts receivable, less allowance for uncollectible		
accounts of $31.2 million and $30.6 million, respectively	1,241.4	1,278.3
Fuel, materials and supplies-at average cost	266.2	287.9
Unrealized gains - derivative contracts	215.0	43.0
Prepayments of income taxes	187.9	249.8
Prepaid expenses and other	87.4	68.5
Total Current Assets	2,342.1	1,997.1
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,409.6	1,409.6
Regulatory assets	1,490.9	1,515.7
Investment in finance leases held in trust	1,402.9	1,384.4
Income taxes receivable	197.9	196.1
Restricted cash and cash equivalents	420.9	424.1
Other	404.1	307.3
Total Investments and Other Assets	5,326.3	5,237.2
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	12,373.4	12,306.5
Accumulated depreciation	(4,448.9)	(4,429.8)
Net Property, Plant and Equipment	7,924.5	7,876.7
TOTAL ASSETS	$ 15,592.9	$15,111.0

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2008	December 31, 2007
	(Millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 186.7	$ 288.8
Current maturities of long-term debt and project funding	289.0	332.2
Accounts payable and accrued liabilities	811.2	796.7
Capital lease obligations due within one year	6.0	6.0
Taxes accrued	116.4	133.5
Interest accrued	80.0	70.1
Liabilities and accrued interest related to uncertain tax positions	150.8	131.7
Other	309.3	277.8
Total Current Liabilities	1,949.4	2,036.8
DEFERRED CREDITS		
Regulatory liabilities	1,275.6	1,248.9
Deferred income taxes, net	2,247.1	2,105.1
Investment tax credits	37.8	38.9
Pension benefit obligation	67.9	65.5
Other postretirement benefit obligations	388.9	385.5
Income taxes payable	166.2	164.9
Other	271.7	306.2
Total Deferred Credits	4,455.2	4,315.0
LONG-TERM LIABILITIES		
Long-term debt	4,435.6	4,174.8
Transition Bonds issued by ACE Funding	425.7	433.5
Long-term project funding	20.4	20.9
Capital lease obligations	105.3	105.4
Total Long-Term Liabilities	4,987.0	4,734.6
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST	6.2	6.2
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 400,000,000 shares, 201,396,295 shares and 200,512,890 shares outstanding, respectively	2.0	2.0
Premium on stock and other capital contributions	2,881.4	2,869.2
Accumulated other comprehensive earnings (loss)	74.1	(45.5)
Retained earnings	1,237.6	1,192.7
Total Shareholders' Equity	4,195.1	4,018.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 15,592.9	$ 15,111.0

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended March 31,	
	2008	2007
Regulated T&D Electric Sales		
Residential	4,485	4,842
Commercial	6,685	6,731
Industrial	880	915
Other	70	69
Total Regulated T&D Electric Sales	12,120	12,557
Default Electricity Supply Sales		
Residential	4,345	4,723
Commercial	2,183	2,398
Industrial	157	219
Other	26	43
Total Default Electricity Supply Sales	6,711	7,383

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended March 31,			
	2008		2007	
Regulated T&D Electric Revenue				
Residential	$	133.5	$	136.3
Commercial		160.9		156.4
Industrial		6.0		6.0
Other (Includes PJM)		79.7		52.2
Total Regulated T&D Electric Revenue	$	380.1	$	350.9
Default Supply Revenue				
Residential	$	450.8	$	456.2
Commercial		228.5		241.9
Industrial		18.7		20.6
Other (Includes PJM)		85.8		76.1
Total Default Supply Revenue	$	783.8	$	794.8
Other Electric Revenue	$	15.9	$	16.6
Total Electric Operating Revenue	$	1,179.8	$	1,162.3

Power Delivery Gas Sales and Revenue	Three Months Ended March 31,			
	2008		2007	
Regulated Gas Sales (Bcf)				
Residential		3.8		4.1
Commercial		2.2		2.5
Industrial		.2		.3
Transportation and Other		2.3		2.0
Total Regulated Gas Sales		8.5		8.9
Regulated Gas Revenue (Millions of dollars)				
Residential	$	56.7	$	62.0
Commercial		31.1		35.3
Industrial		1.8		2.9
Transportation and Other		2.1		1.5
Total Regulated Gas Revenue	$	91.7	$	101.7
Other Gas Revenue	$	24.0	$	11.1
Total Gas Operating Revenue	$	115.7	$	112.8
Total Power Delivery Operating Revenue	$	1,295.5	$	1,275.1

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended March 31,	
	2008	**2007**
Heating Degree Days	2,112	2,329
20 Year Average	2,288	2,254
Percentage Difference from Average	-7.7%	3.3%
Percentage Difference from Prior Year	-9.3%	
Cooling Degree Days	-	3
20 Year Average	3	3
Percentage Difference from Average	-100.0%	0.0%
Percentage Difference from Prior Year	-100.0%	

CONECTIV ENERGY

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Gigawatt Hour Supply (GWh)					
Base-Load (1)	566	578	606	498	551
Mid-Merit (Combined Cycle) (2)	375	807	1,525	625	384
Mid-Merit (Oil Fired) (3)	(3)	15	78	25	72
Peaking	3	50	80	12	4
Tolled Generation	7	49	93	12	7
Generation Output	948	1,499	2,382	1,172	1,018
Load Service Volumes (4)	2,933	1,588	1,869	1,594	2,026
Around-the-clock Market Prices ($/MWh) PJM - East (5)	$74.76	$66.74	$68.14	$59.57	$61.11
On Peak Market Prices ($/MWh) PJM - East (5)	$84.25	$80.39	$88.08	$73.63	$69.47
Gas Price - M3 (Market Area) ($/MMBtu) (5)	$10.13	$ 7.71	$ 6.69	$ 8.22	$ 8.44
Average Power Sales Price ($/MWh) (6)					
Generation	$93.52	$73.05	$88.89	$78.98	$74.97
Other	$88.20	$75.37	$68.47	$70.96	$70.68
Merchant Generation and Load Service					
Gross Margin Key Drivers (Percentage of Total) (7)					
West to East Hub Congestion	9%	24%	16%	2%	3%
Fuel Hedges and Load Service & Other Power Hedges	15%	-32%	-16%	-12%	31%
Ancillary Services and Hourly Flexibility Premium	11%	10%	14%	32%	16%
Fuel Switching	12%	5%	0%	4%	11%
PJM Capacity Payments	14%	38%	22%	28%	0%
Energy Spark Spreads	39%	55%	64%	46%	39%

Notes:
(1)   Edge Moor Units 3 and 4 and Deepwater Unit 6.
(2)   Hay Road and Bethlehem, all units.
(3)   Edge Moor Unit 5 and Deepwater Unit 1. Generation output for these units was negative for the three months ended March 31, 2008 because of station service consumption.
(4)   Includes both PJM and ISO New England default electricity supply sales.
(5)   Daily average.
(6)   Calculated from data reported in Conectiv Energy's Electric Quarterly Report filed with the FERC; does not include capacity or ancillary services revenue.
(7)   Merchant Generation and Load Service Gross Margin Key Drivers percentages are estimates. Percentages for prior quarters have been updated to be consistent with the presentation for the first quarter of 2008.

CONECTIV ENERGY - (continued)

Operating Summary

(Millions of dollars)	Three Months Ended March 31,			
	2008		2007	
Gigawatt Hour Supply (GWh)				
Generation Output	948	(3)	1,018	
Load Service Volumes	2,933	(4)	2,026	
Operating Revenue:				
Merchant Generation and Load Service (1)	$506.2		$247.3	
Energy Marketing (2)	316.5		248.8	
Total	822.7		496.1	
Cost of Goods Sold:				
Merchant Generation and Load Service (1)	391.2		183.4	
Energy Marketing (2)	301.2		233.6	
Total	692.4		417.0	
Gross Margin:				
Merchant Generation and Load Service (1)	115.0	(5)	63.9	
Energy Marketing (2)	15.3		15.2	
Total	130.3		79.1	
Operating and Maintenance Expenses	33.4	(6)	29.6	
Depreciation	9.2		9.3	
Taxes Other Than Income Taxes	1.0		0.4	
Other Operating Expenses	0.0		0.6	
Total	43.6		39.9	
Operating Income	$86.7		$39.2	

Notes:

(1) Merchant Generation and Load Service consists primarily of electric power, capacity, and ancillary services sales from Conectiv Energy's generating plants; tolling arrangements entered into to sell energy and other products from Conectiv Energy's generating plants and entered into to purchase energy and other products from other companies' generating plants; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas) and emission allowances; electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their default electricity supply obligations; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating plants.

(2) Energy Marketing consists primarily of power origination, which primarily represents the fixed margin component of structured power transactions such as default electricity supply service, wholesale natural gas marketing, fuel oil marketing, and the activities of the short-term power desk which generates margin by identifying and capturing price differences between power pools, and locational and timing differences within a power pool.

(3) Lower generating plant output during the first quarter of 2008 compared to the 2007 quarter was primarily due to lower oil unit dispatch, which resulted in a 7% decrease in output.

(4) Higher load service volumes during the first quarter of 2008 compared to the 2007 quarter resulted primarily from new default supply contracts in ISO New England.

(5) Higher Merchant Generation and Load Service gross margins during the first quarter of 2008 compared to the 2007 quarter were driven by (i) spot and short-term sales of firm natural gas utilizing firm natural gas transportation and storage rights; (ii) sales of natural gas made possible by the dual-fuel capability of the combined cycle mid-merit units; (iii) gains on natural gas positions used to provide economic protection for certain power positions; (iv) opportunities created by the mid-merit combined cycle units' operating flexibility (option value); (v) higher capacity prices; (vi) new utility default supply contracts in the New England market; (vii) higher congestion value and; (viii) gains on the fair value of ineffective coal, fuel and power contracts accounted for as hedges. Partially offsetting factors were lower generation output, lower coal spark spreads, and less favorable power hedges, including utility default electricity supply contracts in PJM.

(6) Higher operating and maintenance expenses during the first quarter of 2008 compared to the 2007 quarter were primarily due to increased planned outages in the first quarter of 2008.

PEPCO ENERGY SERVICES

Operating Summary

(Millions of dollars)

	Three Months Ended March 31,	
	2008	2007
Retail Electric Sales (GWh)	4,766	4,196
Operating Revenue	$ 620.7	$ 509.9
Cost of Goods Sold	585.0	487.6
Gross Margin	35.7	22.3
Gross Margin Detail:		
Retail Energy Supply [3]	22.8 [1]	7.0
Energy Services	12.9 [2]	15.3
Total	35.7	22.3
Operation and Maintenance Expenses	19.5	18.3
Depreciation	2.8	2.9
Operating Expenses	22.3	21.2
Operating Income	$ 13.4	$ 1.1

Notes:
(1)   Retail Energy Supply gross margin increased quarter-over-quarter due to more favorable congestion costs, higher capacity prices, and higher electric delivery volumes.
(2)   Energy Services gross margin decreased quarter-over-quarter due to lower energy-savings performance activities.
(3)   Includes power generation.

# # # # #